[RREEF Letterhead]

February ___, 2018

Jordan Ruddy

President

Bluerock Credit Fund Advisor, LLC

712 Fifth Ave, 9th Floor

New York, NY 10019

Re: Bluerock Institutional Mortgage Income Fund

Dear Jordan:

The purpose of this letter is to set forth certain, business understandings between RREEF America L.L.C., a Delaware limited liability company (“RREEF”), and Bluerock Credit Fund Advisor, LLC, a Delaware limited liability company (“Bluerock”) with respect to that certain Investment Sub-Advisory Agreement (the “Sub-Advisory Agreement”) pursuant to which RREEF will serve as an investment sub-adviser to the Bluerock Institutional Mortgage Income Credit Fund (or such name as the Fund may be known in the future) (the “Fund”). The content of this side letter agreement shall be shared with the board of trustees of the Fund (the “Board”) in connection with the Board’s consideration of the Sub-Advisory Agreement. (RREEF and Bluerock each may be referred to herein as a “Party” and together, as the “Parties”.)

1.	Termination of Relationship Between the Parties. Subject to the fiduciary and/or regulatory obligations of Bluerock, as the investment adviser to the Fund, Bluerock agrees to provide RREEF with no less than 120-day advance written notice of any proposed termination under Section 9(b)(ii) of the Sub-Advisory Agreement. RREEF agrees to provide Bluerock with no less than 120-day advance written notice of any proposed termination under Section 9(b)(iii) of the Sub-Advisory Agreement. Subject to the foregoing, Bluerock shall not make any recommendation to the Board to replace RREEF as the sub-adviser to the Fund, other than in instances of a material breach of the Sub-Advisory Agreement as contemplated in Section 9(b) thereof, without providing RREEF with 60 days’ advance notice of any such intention, it being understood that such 60 day notice period is intended to run concurrently with, and not in lieu of or in addition to, the notice period contemplated in Section 9(b)(ii) of the Sub-Advisory Agreement; provided, further, that nothing set forth herein shall be deemed to limit the Board, acting independently of the Adviser, from terminating the Sub-Advisory Agreement with respect to the Fund on 60 days’ notice as provided in Section 9(b)(i) of the Sub-Advisory Agreement, or immediately in the event of a material breach as described in Section 9(b) of the Sub-Advisory Agreement.

Confidential

2.	Exclusivity. During the term of the Sub-Advisory Agreement commencing on the effective date of the Sub-Advisory Agreement, RREEF will provide exclusively to Bluerock its services with respect to serving as an investment adviser or sub-adviser to an interval fund or non-traded Real Estate Investment Trust (“REIT”) that principally invests in private commercial real estate debt and which is distributed primarily through broker-dealers and/or registered investment advisers (“RREEF Exclusivity”). Following the termination of the Sub-Advisory Agreement, RREEF Exclusivity shall continue for two months in the event the Sub-Advisory Agreement is terminated for cause or otherwise as a result of RREEF’s breach of the Sub-Advisory Agreement or RREEF voluntarily terminates the Sub-Advisory Agreement; provided however, such exclusivity provision shall not apply if Bluerock or the Board has retained any additional sub-adviser(s) with respect to the Fund (excluding as a permitted consultant or sub-adviser, Mercer Investment Management, Inc.); and, provided further, all of RREEF’s existing investment funds, REITs and investment mandates to invest in private commercial real estate debt are excluded from this exclusivity provision. For the avoidance of doubt, such RREEF Exclusivity shall apply to any RREEF subsidiaries formed by RREEF that provide such similar services as those described in the Sub-Advisory Agreement; provided however, that such RREEF Exclusivity shall not apply to affiliates of the corporate parent of RREEF.

3.	Private Debt Investments. Once RREEF has identified a potential investment for the Fund that it is prepared to go forward with, RREEF shall prepare a written recommendation for a proposed allocation of all private debt investments for discussion and review with Bluerock such recommendation to cover such matters as RREEF and Bluerock reasonably consider are necessary or relevant for determining whether or not to proceed with the proposed investment (the “Transaction Allocation Memorandum” or “TAM”). Bluerock shall notify RREEF in writing by the end of the second business day after its receipt of the TAM as to whether or not Bluerock wishes RREEF to proceed on behalf of the Fund with the proposed investment(s) specified in the TAM.[1] In the event Bluerock does not timely reject the proposed investment(s), it will be deemed to have approved said proposed investment on behalf of the Fund. If Bluerock approves or is deemed to have approved the proposed investment, RREEF shall continue to negotiate the terms and conditions of such investment, and shall use due care to perform all acts reasonably necessary to make such investment(s). RREEF shall perform such functions which are reasonably necessary or customary in order to close the investment or for RREEF to perform its obligations under the Sub-Advisory Agreement, including the execution of documents as the investment manager and attorney-in-fact. For the avoidance of doubt, (a) this provision only applies to private debt investments to be invested in by the Fund (i.e., Bluerock does not have the ability to approve any other type of investment made by the Fund) and (b) if Bluerock approves or is deemed to have approved a proposed investment, same will be deemed to comply with the Registration Statement of the Fund and such written directions or guidelines as may be delivered in writing from time to time to RREEF by Bluerock.

1 Email notice to the Advisor’s Investment Committee shall suffice for notice purposes: Ramin Kamfar rkamfar@bluerockre.com; Adam Lotterman alotterman@bluerockre.com; Jordan Ruddy jruddy@bluerockre.com; James Babb jbabb@bluerockre.com; and Ryan MacDonald rmacdonald@bluerockre.com

Confidential

Upon full execution and delivery of this letter, the prior forms of letter agreements exchanged between the parties shall be void ab initio.

If the foregoing accurately reflects our understandings, kindly execute 2 copies of this letter and return one manually executed copy to the undersigned. Should you have any questions concerning this letter agreement or otherwise, please do not hesitate to call the undersigned at (212) 454-6506.

[signatures on the following page]

Confidential

Sincerely,

RREEF America L.L.C.

By:
Name:
Title:

By:
Name:
Title:

Accepted and agreed to as of February ___, 2018.

Bluerock Credit Fund Advisor, LLC

By:
Name:	Jordan Ruddy
Title:	President

Confidential